Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Canadian Solar Inc. (“we,” “us,” “our company,” or “our”) has the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class registered as of the end of the period covered by the annual report	Trading symbol	Name of each exchange on which registered
Common shares with no par value	CSIQ	Nasdaq Global Select Market

This exhibit contains a description of the rights of the holders of our common shares. The following summary is subject to and qualified in its entirety by our notice of articles, as amended from time to time, (the “notice of articles”), our articles as effective from time to time (the “articles”), and by applicable Canadian law, particularly the Business Corporations Act (British Columbia) (the “BCBCA”). This is not a summary of all the significant provisions of the notice of articles, articles or of applicable Canadian law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F to which this description of securities registered under section 12 of the Exchange Act is an exhibit.

Item 9. General

Item 9.A.3 Pre-emptive rights

Our common shares do not contain any pre-emptive purchase rights to any of our securities.

Item 9.A.5 Type and class of securities

Our class of common shares are registered with the U.S. Securities and Exchange Commission. We may issue an unlimited number of common shares, without par value. Other than under applicable securities laws, there are no restrictions on the transferability of our common shares.

Item 9.A.6 Limitations or qualifications

Our board of directors has the authority to issue an unlimited number of preferred shares in one or more series, and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares in certain circumstances, see Items 9.A.7 below. Due to the issuance of preferred shares, the rights of our common shares, including their voting power, may be materially limited.

Item 9.A.7 Rights of other types of securities

Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares in one or more series. Subject to the BCBCA, our board of directors may, if none of the shares of that particular series are issued, establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

Item 10.B Articles

Item 10.B.3 Shareholder rights

Dividends

Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors, subject to any prior rights of the holders of our preferred shares if issued. The BCBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its debts as they become due in the ordinary course of its business. These rights are subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors on the common shares. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared.

Voting rights

The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders and each common share confers the right to one vote in person or by proxy at all meetings of our shareholders. All directors stand for re-election annually.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis, subject to any prior rights of the holders of our preferred shares if issued.

Other

The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration. There are no provisions in our articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of our common shares. Our common shares are not subject to liability to further capital calls by our company. Also, no provisions or rights exist in our articles regarding our common shares in connection with exchange, redemption, retraction, purchase for cancellation, surrender or sinking or purchase funds.

Item 10.B.4 Changes to shareholder rights

Our articles provide that, subject to the BCBCA, our company may by resolution of our directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that our company is authorized to issue out of any class or series of shares or establish a maximum number of shares that our company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if our company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of our unissued or fully paid issued shares without par value; (e) change all or any of our unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of our shares; (g) consolidate all or any of our unissued or fully paid issued shares without par value; (h) change the name of our company; or (i) otherwise alter our shares or authorized share structure when required or permitted to do so by the BCBCA.

The BCBCA provides that other amendments to the rights of shareholders may be made by a special resolution of our shareholders including amendments to (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

A special resolution of our shareholders would require the approval of holders of two-thirds of the votes of our company’s common shares cast at a duly called meeting of shareholders.

Item 10.B.6 Limitations on shareholder rights

Except as provided below, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our articles.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada, through the Minister of Innovation, Science and Industry

(the “Minister”), of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for an investor who is controlled in a country that is a member of the World Trade Organization and who is not a state-owned enterprise. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the Minister is satisfied that the investment is likely to be of net benefit to Canada. The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: (1) the acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation; (2) the acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares; and (3) the acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, “national security” review on a discretionary basis may also be undertaken by the federal Canadian government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”, with the relevant test being whether the Minister has “reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security.” The Minister has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to “national security” review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis. If the Minister, after consultation with the Minister of Public Safety and Emergency Preparedness, considers that the investment could be injurious to “national security”, the Minister refers the investment to the Governor in Council. On referral of an investment, if the Governor in Council determines the investment could be injurious to “national security”, the Governor in Council may takes any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment, or ordering divestiture (if the investment has been completed). Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Item 10.B.7 Change in control

The following provisions in our articles may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying, deferring or preventing a change of control of our company:

•

Our board of directors has the authority, without approval from the shareholders, to issue an unlimited number of preferred shares in one or more series. Subject to the BCBCA, our board of directors may, if none of the shares of that particular series are issued, establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•

In accordance with the provisions of the BCBCA, our articles provide that the number of directors on our board of directors is set at the greater of three directors and such number of directors equal to the number of directors most recently elected by ordinary resolution at a meeting of shareholders. However, our articles also provide that between annual meetings of shareholders, our board of directors may appoint one or more additional directors, subject to the limitation that the total number of directors so appointed may not exceed one third of the number of the current directors who were elected other than under this provision of our articles. Any director so appointed ceases to hold office immediately before the election of directors at the next annual meeting of shareholders but is eligible for re-election.

Otherwise, there are no provisions in our articles or in the BCBCA that would have an effect of delaying, deferring or preventing a change in control of our company which would operate with respect to a merger, acquisition or corporate restructuring involving our company or any of our subsidiaries.

Item 10.B.8 Ownership disclosure threshold for our common shares

Our articles do not have any specific threshold requiring disclosure of ownership by holders of our common shares. The BCBCA and securities regulation in Canada requires that we disclose in our proxy information circular for our annual general meeting and certain other disclosure documents filed by us under such regulation, holders who beneficially own, directly or indirectly, or control or direct, voting securities of the company carrying 10% or more of our issued and outstanding common shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in an annual report on Form 20-F, holders who own 5% or more of each class of the Company’s voting securities.

Item 10.B.9 Differences in the law

See Items 10.B.3, 10.B.4, 10.B.6, 10.B.7, 10.B.8 above.

Item 10.B.10 Changes in capital

The requirements imposed by our articles governing changes in capital are not more stringent than is required by applicable laws, including the BCBCA.

Item 12. Description of securities other than equity securities

Item 12.A Debt securities

Not applicable.

Item 12.B Warrants and rights

Not applicable.

Item 12.C Other securities

Not applicable.

Item 12.D.1 and 12.D.2 Description of American Depositary Shares

Not applicable.